

April 14, 2011

<u>Via E-Mail</u>
Mr. Keith Tanaka
Chief Financial Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Boulevard
Santa Monica, CA 90401

> **Re:** **Conspiracy Entertainment Holdings, Inc.**
> **Form 8-K**
> **Filed March 14, 2011**
> **File No. 000-32427**

Dear Mr. Tanaka:

We issued comments to you on the above captioned filing on March 16, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 25, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments by April 25, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

Please contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have any questions.

Sincerely,

/s/Tia Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services